The information in this free writing prospectus is not complete and may be changed.

This Free Writing Prospectus Is Subject to Completion

Free Writing Prospectus (To Prospectus dated August 31, 2010 and the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 433 Registration No. 333-169119 August 2, 2012

US$[           ]

FIXED RATE DUAL RANGE ACCRUAL NOTES DUE AUGUST 24, 2017

Principal Amount:	US$	Issuer:	Barclays Bank PLC
Issue Price:	100.00%	Series:	Global Medium-Term Notes, Series A
Return at Maturity:

If you hold the Notes to maturity, you will receive 100% of your principal, subject to the creditworthiness of Barclays Bank PLC.  The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

		Original Issue Date:	August 24, 2012
Original Trade Date:	August 21, 2012	Maturity Date:	August 24, 2017.
CUSIP:	06741TDX2	Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.
ISIN:	US06741TDX28
Business Day:	☒ New York ☒ London ☐ Euro ☐ Other (_________________)	Business Day Convention:	☒ Following ☐ Modified Following ☐ Preceding ☐ Adjusted or ☒ Unadjusted
Interest Rate Type (see Interest Rate Formula below):		Day Count Convention (or Fraction):

☐     Fixed Rate

☐     Regular Floating Rate

☐     Inverse Floating Rate (see page S-41 of the prospectus supplement for a description of inverse floating rate Notes)

☒    Other (see description in this free writing prospectus)

		☐ Actual/360 ☒ 30/360 ☐ Actual/Actual ☐ Actual/365	☐ NL/365 ☐ 30/365 ☐ Actual/366 ☐ Actual/252 or Business Days/252
Reference Asset/Reference Rate:
☐ CD Rate ☐ CMS Rate ☐ CMT Rate (Reuters Screen FRBCMT Page) ☐ Commercial Paper Rate ☐ Eleventh District Cost of Funds Rate ☐ Federal Funds (Effective) Rate ☐ Federal Funds (Open) Rate ☐ EURIBOR		☒ LIBOR Designated LIBOR Page: Reuters: LIBOR01 ☐ Prime Rate ☐ Treasury Rate ☐ Consumer Price Index (the “CPI”) Reference Month: ___________ ☐ Other (see description in this free writing prospectus)
Index Maturity:	Three Months
Initial Interest Rate:	[2.00%] per annum
Interest Rate Formula:

For each Interest Period commencing on or after the Original Issue Date to but excluding February 24, 2015: the Initial Interest Rate

For each Interest Period commencing on or after February 24, 2015, the interest rate per annum will be equal to the sum of:

(a)   the product of (1) the Lower Barrier Rate and (2) the Lower Accrual Factor; and

(b)   the product of (1) the Upper Barrier Rate and (2) the Higher Accrual Factor.

Lower Accrual Factor:

For any Interest Period, the number of calendar days in that Interest Period on which the value of the Reference Rate observed on that day is below the Barrier—divided by the total number of calendar days in that Interest Period.  Notwithstanding anything else to the contrary, the Reference Rate on any calendar day in an Interest Period that is not a Business Day will equal the Reference Rate observed on the immediately preceding Business Day.

Higher Accrual Factor:

For any Interest Period, the number of calendar days in that Interest Period on which the value of the Reference Rate observed on that day is at or above the Barrier—divided by the total number of calendar days in that Interest Period.  Notwithstanding anything else to the contrary, the Reference Rate on any calendar day in an Interest Period that is not a Business Day will equal the Reference Rate observed on the immediately preceding Business Day.

Rate Cut-Off:

For any Interest Period, the Reference Rate for any day from and including the fifth Business Day prior to the related Interest Payment Date will equal the Reference Rate observed on such fifth Business Day prior to that Interest Payment Date.

Lower Barrier Rates and Upper Barrier Rates:	For Interest Periods commencing on or after:	Lower Barrier Rate (per annum)	Upper Barrier Rate (per annum)
	February 24, 2015	[2.00%]	[5.00%]

Barrier:	[2.00%]
Interest Payment Dates:	☐ Monthly, ☒ Quarterly, ☐ Semi-Annually, ☐ Annually, payable in arrears on 24th of each February, May, August and November, commencing on November 24, 2012 and ending on the Maturity Date.
Interest Period:

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date.  Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the preceding Interest Period and end on, but exclude, the next following Interest Payment Date.  The final Interest Period will end on, but exclude, the Maturity Date.

Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC

	Price to Public	Agent’s Commission (1)	Proceeds to Barclays Bank PLC
Per Note	%	%	%
Total	$	$	$

(1)                 Barclays Capital Inc. will receive commissions from the Issuer equal to [      ]% of the principal amount of the notes, or $[      ] per $[1,000] principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Factors” below.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Any payment on the Notes is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Issuer Credit Risk” in this free writing prospectus.

We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering.  Buyers should rely upon the prospectus, prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details.  You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•                  Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•                  Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 0000312070.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430).  A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-6 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•                  Issuer Credit Risk— The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any principal protection provided at maturity, depends on our ability to satisfy our obligations as they come due.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

•                  Reference Rate / Interest Payment Risk— Investing in the Notes is not equivalent to investing in securities directly linked to the Reference Rate. Instead, the amount of interest payable on the Notes (after the initial Interest Periods for which the Initial Interest Rate is payable) is dependent on whether, and the number of days, during a given Interest Period that the Reference Rate is within the applicable ranges - below the Barrier or at or above the Barrier.  For each calendar day in an Interest Period on which the Reference Rate is below the Barrier, the Lower Barrier Rate will accrue; conversely, for each calendar day in an Interest Period on which the Reference Rate is at or above the Barrier, the Upper Barrier Rate will accrue.

As a result, if the Reference Rate is below the Barrier on one or more calendar days during an Interest Period, then the interest rate for that Interest Period, and the amount of interest paid on the related Interest Payment Date, will decrease in proportion to the number of calendar days in the Interest Period that the Reference Rate is below the Barrier. Accordingly, in such circumstances you would not receive the maximum possible interest rate for that Interest Period.   If the Reference Rate is below the Barrier on every calendar day in an Interest Period, then you will receive only the Lower Barrier Rate for that Interest Period.  If the Reference Rate is below the Barrier  on every calendar day in every Interest Period throughout the term of the Notes, then you would receive only the applicable Lower Barrier Rate for each Interest Period.

•                  Rate Cut-Off—Because the Reference Rate with respect to each day from and including the fifth Business Day prior to the related Interest Payment Date for any Interest Period (each such fifth day, a “Reference Rate Cut-Off Date”) to but excluding such related Interest Payment Date will be the Reference Rate in effect on such Reference Rate Cut-Off Date, if the Reference Rate on the Reference Rate Cut-Off Date is below the Barrier, you will receive only the Lower Barrier Rate in respect of the days from and including the Reference Rate Cut-Off Date to but excluding the relevant Interest Payment Date, even if the Reference Rate as actually calculated on any of those days were equal to or above the Barrier.

•                  Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity (subject to Issuer credit risk), the Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  In addition, Barclays Capital Inc. may, at any time, hold unsold inventory which may inhibit the development of a secondary market for the Notes.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other

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affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients.  In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions.  The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients.  Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you.  Barclays Wealth is acting solely as agent for Barclays Bank PLC.  If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Reference Rate on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                 the expected volatility of the Reference Rate;

o                 the time to maturity of the Notes;

o                 interest and yield rates in the market generally;

o                 a variety of economic, financial, political, regulatory or judicial events; and

o                 our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, after the initial Interest Periods for which the Initial Interest Rate is payable, the Notes will pay interest on each Interest Payment Date at an effective per annum interest rate calculated based on whether or not, and the extent to which, the Reference Rate is within the applicable ranges (i.e., the Reference Rate is at or above the Barrier or below the Barrier.   The following illustrates the process by which the interest rate and interest payment amount are determined for such Interest Periods.

Interest Rate Calculation

Step 1: Calculate the Lower Accrual Factor and the Higher Accrual Factor.

For each calendar day during an Interest Period, a value for the Reference Rate is determined.  Once a value for the Reference Rate is determined, the value is determined relative to the applicable ranges; i.e., whether the Reference Rate on that day is (i) below the Barrier or (ii) equal to or above the Barrier.  If the Reference Rate on a calendar day is below the Barrier, the Lower Accrual Factor will apply for such day.  Conversely, if the Reference Rate is at or above the Barrier, the Higher Accrual Factor will apply for such day.  The Lower Accrual Factor for any Interest Period is a fraction, where the numerator reflects the number of calendar days in that Interest Period on which the Reference Rate is below the Barrier during that Interest Period, and the denominator reflects the total number of calendar days in that Interest Period.  The Higher Accrual Factor for any Interest Period is a fraction, where the numerator reflects the number of calendar days in that Interest Period on which the Reference Rate is at or above Barrier during that Interest Period, and the denominator reflects the total number of calendar days in that Interest Period.

Step 2: Calculate the annual interest rate for each Interest Payment Date.

For each calendar day in an Interest Period on which the Lower Accrual Factor applies (i.e., any day on which the Reference Rate is below the Barrier), the Lower Barrier Rate will accrue; conversely, for each calendar day in an Interest Period on which the Higher Accrual Factor applies (i.e., any day on which the Reference Rate is at or above the Barrier), the Upper Barrier Rate will accrue.  With respect to each Interest Period, from and including the Reference Rate Cut-Off Date (which is the fifth Business Day prior to the Interest Payment Date for the Interest Period), the Reference Rate for each day from and including the Reference Rate Cut-Off Date to but excluding such related Interest Payment Date will be the Reference Rate in effect on such Reference Rate Cut-Off Date

Stated mathematically, the interest rate per annum for any Interest Period following the initial Interest Periods for which the Initial Interest Rate applies will be equal to the sum of:

(a)         the product of (1) the Lower Barrier Rate and (2) the applicable Lower Accrual Factor, and

(b)         the product of (1) the Upper Barrier Rate and (2) the Higher Accrual Factor.

The maximum possible per annum interest rate for any Interest Period is the Upper Barrier Rate, and the actual interest rate per annum for any Interest Period will decrease in proportion to the number of calendar days in the Interest Period that the Reference Rate is below the Barrier. See “Selected Risk Factors— Reference Rate / Interest Payment Risk”.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable interest rate per annum, the Calculation Agent will calculate the effective interest rate for the Interest Period by multiplying the annual interest rate determined for that Interest Period by the applicable day count fraction.  The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date.  No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date is not a Business Day.

Example Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum interest rate and interest payment amounts would be calculated for a given Interest Period to which the Interest Rate Formula applies under different Lower Accrual Factor and Higher Accrual Factor scenarios.  For purposes of these examples, we have assumed that the Upper Barrier Rate for the Interest Period is 5.00% and the Lower Barrier Rate is 2.00%. The examples are based on the Notes having quarterly Interest Payment Dates and on the interest payments being calculated using a 30/360 day count basis (such that the applicable day count fraction for the quarterly interest payment for the Interest Period will be 90/360).  The actual Upper Barrier Rate and Lower Barrier Rate will be set on the Trade Date.

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Numbers in the table below have been rounded for ease of analysis.  These examples do not take into account any tax consequences from investing in the Notes.

Number of calendar days on which the Reference Rate is below the Barrier	Number of calendar days on which the Reference Rate is at or above the Barrier	Lower Accrual Factor	Upper Accrual Factor	Interest Rate (per annum)[1]	Effective Interest Rate[2]	Interest Payment Amount (per $1,000 Note)[3]
90	0	100.00%	0.00%	2.00%	0.50%	$5.00
60	30	66.67%	33.33%	3.00%	0.75%	$7.50
45	45	50.00%	50.00%	3.50%	0.88%	$8.75
30	60	33.33%	66.67%	4.00%	1.00%	$10.00
15	75	16.67%	83.33%	4.50%	1.13%	$11.25
5	85	5.56%	94.44%	4.83%	1.21%	$12.08
0	90	0.00%	100.00%	5.00%	1.25%	$12.50

1. The interest rate per annum is equal to the sum of (a) the product of (1) the Lower Barrier Rate and (2) the applicable Lower Accrual Factor, and (b) the product of (1) the Upper Barrier Rate and (2) the applicable Upper Accrual Factor.

2. Effective interest rate equals the interest rate per annum multiplied by the day count fraction (90/360).

3. Interest payment amount equals the principal amount times the effective interest rate.

Example 1: If the value of the Reference Rate is at or above the Barrier on every calendar day in the relevant Interest Period, the related Higher Accrual Factor would equal 100%, or 1.0 and the related Lower Accrual Factor would be 0.00% or 0.0.  In this case, the Upper Barrier Rate of 5.00% would accrue for every day in the Interest Period. As a result, the per annum interest rate for that Interest Period would be equal to the Upper Barrier Rate of 5.00%, the maximum per annum interest rate for that Interest Period, and you would receive an interest payment of $12.50 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 5.00% x (90/360) = 1.25%

Interest Payment = $1,000 x 1.25% = $12.50

Example 2: If the value of the Reference Rate is at or above the Barrier on 33.33% of the calendar days in the relevant Interest Period and below the Barrier on the other 66.67% of the relevant calendar days, the related Higher Accrual Factor would equal 33.33%, or 0.3333 and the related Lower Accrual Factor would equal 66.67%, or 0.6667.  In this case, the Lower Barrier Rate of 2.00% would accrue for 66.67% of the days in that Interest Period, while the Upper Barrier Rate of 5.00% would accrue for the remaining 33.33% of the days in that Interest Period. As a result, the per annum interest rate for that Interest Period would be 3.00%, calculated in accordance with the Interest Rate Formula as follows:

Per Annum Interest Rate = (5.00% x 0.3333) + (2.00% x 0.6667) = 3.00%

Based on the per annum interest rate for the relevant Interest Period determined per the above, you would receive an interest payment of $7.50 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 3.00% x (90/360) = 0.75%

Interest Payment = $1,000 x 0.75% = $7.50

Example 3: If the value of the Reference Rate is below the Barrier on every calendar day in the relevant Interest Period, the related Lower Accrual Factor would equal 100%, or 1.0 and the related Higher Accrual Factor would be 0.00% or 0.0.  In this case, the Lower Barrier Rate of 2.00% would accrue for every day in the Interest Period. As a result, the per annum interest rate for that Interest Period would be equal to the Lower Barrier Rate of 2.00%, the minimum per annum interest rate for that Interest Period, and you would receive an interest payment of $5.00 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

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Effective Interest Rate = 2.00% x (90/360) = 0.500%

Interest Payment = $1,000 x 0.500% = $5.00

HISTORICAL INFORMATION

The following graph sets forth the Reference Rate for the period from July 31, 2002 to July 31, 2012.  The historical performance of the Reference Rate should not be taken as an indication of its future performance.  We cannot give you any assurance that the Reference Rate will be within the Reference Rate Range on any day of any Interest Period.  We obtained the information in the graph below from Bloomberg Financial Markets (“Bloomberg”), without independent verification.  Historical Performance is not indicative of future performance.

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UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.  This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

We intend to treat the Notes as contingent payment debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the prospectus supplement.  As a result, you may be required to include original issue discount (“OID”) in income during your ownership of the Notes in excess of any cash payments made with respect to the Notes during one or more taxable years.  We intend to treat any excess of any non-contingent payments on the Notes (i.e., the initial 2.00% interest rate) in an accrual period over the product of the comparable yield of the Notes and their adjusted issue price as a nontaxable return of principal which, in turn, will reduce the “adjusted issue price” of the Notes.  Additionally, any gain recognized on a sale, upon maturity, or on any other disposition of the Notes will be treated as ordinary income.  Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

You may obtain the comparable yield and the projected payment schedule of the Notes by requesting them from Director – Structuring, Investor Solutions Americas, at (212) 412-1101.  The comparable yield and the projected payment schedule are neither predictions nor guarantees of the actual yield on the Notes.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible.  As a result, the timing and character of income in respect of the Notes might differ from the treatment described above.

3.8% Medicare Tax On “Net Investment Income”

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments, any OID, and any gain realized with respect to the Notes, to the extent of their net investment income that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return.  U.S. holders should consult their advisors with respect to the 3.8% Medicare tax.

Information Reporting

Holders that are individuals (and, to the extent provided in future regulations, entities) may be required to disclose information about their Notes on IRS Form 8938—“Statement of Specified Foreign Financial Assets” if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000.  Significant penalties can apply if a holder fails to disclose its specified foreign financial assets.  We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

Non-U.S. Holders

Barclays currently does not withhold on interest payments to non-U.S. holders in respect of instruments such as the Notes.  However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on such payments at a 30% rate, unless non-U.S. holders have provided to Barclays an appropriate and valid Internal Revenue Service Form W-8.  In addition, non-U.S. holders will be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

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CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series may be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”).  For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

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US$

BARCLAYS BANK PLC

FIXED RATE DUAL RANGE ACCRUAL NOTES DUE AUGUST 24, 2017

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED AUGUST 31, 2010, AND THE
PROSPECTUS SUPPLEMENT DATED MAY 27, 2011)